

March 20, 2014

<u>Via E-mail</u>
Patrick R. Day
President
New Dimension Holdings, Inc.
3987 W Deer Mountain Dr.
Riverton, Utah 84065

      Re: New Dimensions Holdings, Inc.
             Registration Statement on Form 10-12G
             Filed November 12, 2013
             File No. 000-55102

Dear Mr. Day:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Celeste M. Murphy for

                         Larry Spirgel
                         Assistant Director

cc: <u>Via E-mail</u>
       John Heskett, Esq.
       Heskett & Heskett